Exhibit 99.1

High Tide Doubles Presence in Ottawa with new Retail Cannabis Stores in Gloucester and Kanata

CALGARY, AB, Sept. 27, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories, announced today that its Canna Cabana retail cannabis stores located at 1021 Cyrville Road (the "Gloucester store") and 836 March Road (the "Kanata store") in Ottawa, Ontario, have begun selling recreational cannabis products for adult use. These openings bring High Tide's total number of branded retail locations across Canada to 99, and 28 in Ontario, selling recreational cannabis products and consumption accessories. The Gloucester store is well-placed to reach the currently-underserved consumers living in Ottawa's eastern suburbs, being situated in a large commercial plaza just off Ottawa's Queensway and anchored by a national grocery chain and other big box retailers. It is also located near the St. Laurent Shopping Centre and surrounding retail attractions, and is close to the main campus of La Cité, the largest french-language college in Ontario with 5,000 full-time students. The Kanata store is situated in the midst of Ottawa's fast-growing western suburbs, in a commercial plaza anchored by a national grocery retailer, and a major provincial liquor store chain, which is just down the road from the Kanata Research Park and its significant concentration of employers in the hi-tech sector.

High Tide Inc. September 27, 2021 (CNW Group/High Tide Inc.)

"I am pleased that customers in suburban Ottawa will now be able to take advantage of our unique one stop cannabis shop concept for all of their cannabis and consumption accessories needs.  While downtown Ottawa residents have been able to access our two Canna Cabana stores for some time, expansion into underserviced suburban areas remains a key element of our organic growth strategy," said Raj Grover, President and Chief Executive Officer of High Tide.  With the opening of the new Gloucester and Kanata locations, High Tide is poised to open its 100th Canadian store within the next few days," added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 99 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021.  High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 27-SEP-21